June 2007	Pricing Sheet dated June 15, 2007 relating to Amendment No. 1 to Preliminary Terms No. 306 dated June 1, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
RevConsSM
Two RevConsSM Each Based on a Different Common Stock Due June 22, 2008
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – JUNE 15, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	June 22, 2008
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Determination date:	June 18, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning July 22, 2007.
Pricing date:	June 15, 2007
Original issue date:	June 22, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Aggregate principal amount
Amazon.com, Inc. (“AMZN”)	$72.40	11.35%	$54.30	75%	13.8122	61747YBZ7	$340,000
Texas Instruments Incorporated (“TXN”)	$36.86	8.30%	$29.488	80%	27.1297	61747YCB9	$765,000
Agent:	Morgan Stanley & Co. Incorporated
	Per AMZN RevCons	Total	Per TXN RevCons	Total
Price to public	$1,000	$340,000	$1,000	$765,000
Agent’s commissions(1)(2)	$20	$6,800	$30	$18,050
Proceeds to company	$980	$333,200	$970	$746,950
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).
(2)	The agent may allow a concession not in excess of $30 per RevCons to certain dealers (or, in the case of AMZN RevCons, $20 per RevCons), who may in turn allow a concession to other brokers or dealers not in excess of $20 per RevCons.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Preliminary Terms No. 306 dated June 1, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.